                                                                     EXHIBIT 8.1


                    [LETTERHEAD OF CHADBOURNE & PARKE, LLP]



                                    April 16, 1997



PanAmSat Corporation
One Pickwick Plaza
Greenwich, Connecticut 06830

Dear Sirs:

          You have requested our opinion concerning the qualification of the merger described below as a tax-free exchange pursuant to Section 351 of the Internal Revenue Code of 1986 (the "Code").

          For the purposes of rendering this opinion, we have reviewed the following documents:

          1. Agreement and Plan of Reorganization among Hughes Communications, Inc. ("HCI"), Hughes Communications Galaxy, Inc. ("Galaxy"), Hughes Communications Satellite Services, Inc., Hughes Communications Services, Inc., Hughes Communications Carrier Services, Inc., Hughes Communications Japan, Inc., Magellan International, Inc. ("New PanAmSat") and PanAmSat Corporation ("PanAmSat"), dated September 20, 1996 (the "Reorganization Agreement");

          2. Stock Contribution and Exchange Agreement among Grupo Televisa, S.A. ("Televisa"), Satellite Company, LLC

PanAmSat Corporation                  -2-                       April 16, 1997


     ("S Company"), New PanAmSat, and PanAmSat, dated September 20, 1996 (the "Exchange Agreement");

          3. The DTH Option Purchase Agreement among PanAmSat, Televisa and S Company, dated September 20, 1996.

          4. Principal Stockholders Agreement among HCI, Galaxy, the holders of PanAmSat Class A Common Stock (the "Class A Holders"), Univisa Satellite Holdings, Inc. ("USHI") and S Company, dated September 20, 1996 (the "Principal Stockholders Agreement");

          5. The form of Stockholder Agreement among New PanAmSat, HCI, the Class A Holders and S Company pursuant to the Reorganization Agreement (the "Stockholder Agreement");

          6. Draft of Agreement and Plan of Merger dated as of April 4, 1997 (the "Merger Agreement"); and

          7. The PanAmSat Proxy Statement/Magellan International, Inc. Prospectus, dated April 16, 1997, for a special meeting of Stockholders to be held on May 8, 1997 (the "Proxy Statement").

          In addition, we have made such investigations of law and fact as we have deemed appropriate for the purpose of rendering the opinion set forth below. Based on the foregoing, our understanding of the facts is set forth below.

          PanAmSat is a Delaware corporation. Currently, PanAmSat has outstanding three classes of common shares -- Class A Common Stock, Class B Common Stock and Common Stock, and a single class of preferred stock. The Class A Common Stock, of which 21,231,415 shares are outstanding, is held primarily by members of the Anselmo family and trusts for their benefit. The Class B Common Stock, of which 40,459,431 shares
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PanAmSat Corporation                  -3-                       April 16, 1997


are outstanding, is held by USHI, a wholly-owned Delaware subsidiary of Univisa, Inc., the shares of which, in turn, are wholly-owned by S Company, a Nevada limited liability company. S Company, in turn, is wholly owned by Televisa, a Mexican corporation. The Common Stock of PanAmSat, of which 38,320,774 shares are outstanding (as of April 8, 1997), is publicly-traded. Each share of Class A Common Stock and Class B Common Stock is convertible into one share of Common Stock./1/

          HCI, a California corporation, is a wholly-owned subsidiary of Hughes Telecommunications and Space, Inc., which in turn is a wholly-owned subsidiary of Hughes Electronics Corporation; and they are included in consolidated federal income tax returns filed by an affiliated group of which General Motors Corporation is the common parent. Through a number of direct and indirect wholly-owned subsidiaries (the "Contributed Entities"), HCI engages in the business of



---------------------
/1/   On April 7, 1997 a total of l9,228,017 shares of Class A Common Stock were converted into Common Stock to assure approval of the proposed charter amendments.

PanAmSat Corporation                  -4-                       April 16, 1997



providing satellite services and capacity (the "Galaxy Business").

          New PanAmSat is a newly-organized Delaware corporation and a wholly-owned subsidiary of HCI. Currently, New PanAmSat is not engaged in any business.

          Pursuant to the Reorganization Agreement, the following transactions will occur at the closing (the "Closing"):

          1. HCI will transfer to New PanAmSat the assets, subject to liabilities, associated with the Galaxy Business (including the stock of the Contributed Entities) in exchange for shares of New PanAmSat Common Stock.

          2. Pursuant to the Exchange Agreement, S Company will transfer all of its shares in Univisa to New PanAmSat in exchange for (at the election of S Company), (i) one share of New PanAmSat Common Stock, (ii) one-half share of New PanAmSat Common Stock and one-half of the Standard Cash Consideration (as described below); or (iii) the Standard Cash Consideration.

          3. New PanAmSat will organize a wholly-owned Delaware subsidiary ("PAS Merger Corp."). Pursuant to the Reorganization Agreement, PAS Merger Corp. will be merged with and into PanAmSat, with PanAmSat as the surviving corporation. In the merger, each share of PanAmSat Class
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PanAmSat Corporation                  -5-                       April 16, 1997


     A Common Stock and Common Stock will be converted into the right to receive (at the election of the stockholder made prior to the Closing Date), one of the following:

               (i) one share of New PanAmSat Common Stock (subject to proration if the amount of stock elected exceeds a certain threshold);

               (ii) one-half share of New PanAmSat Common Stock and one-half of the Standard Cash Consideration (as defined below); or

               (iii) the Standard Cash Consideration (subject to proration if the amount of cash elected exceeds a certain threshold).

          The Standard Cash Consideration is $30 per share, except that if the Closing does not occur on or prior to September 20, 1997, then the Standard Cash Consideration shall be increased at a rate equal to 9% per annum for the period commencing on September 20, 1997 and ending on the Closing Date.

          Immediately after S Company receives the consideration described in 3 above, New PanAmSat will repurchase 7.5 million of the shares of its Common Stock issued to S Company in exchange for $225 million in cash. Substantially concurrently with receiving payment for such shares, Televisa, S Company and/or one or more of their designees (at Televisa's election) will, pursuant to the terms
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PanAmSat Corporation                  -6-                       April 16, 1997


of the DTH Option Purchase Agreement, purchase the DTH Option (as defined in such agreement) for $225 million in cash.

          The foregoing transactions will occur on the same day at a simultaneous closing. Assuming that, under steps 2 and 3 described above the maximum amount of cash consideration is paid under the Exchange Agreement and in the merger, the ownership of New PanAmSat stock immediately after the closing will be as follows:

                                            Percent of Outstanding
              Shareholder                 New PanAmSat Common Stock
----------------------------------------  --------------------------
HCI                                                 71.5%

S Company, Class A Holders and                      28.5%
PanAmSat Common Stock Holders

          Pursuant to the Principal Stockholders Agreement, the Class A Holders and S Company may not transfer, prior to the Closing, any PanAmSat shares or interests therein except for up to an aggregate of 2,500,000 shares each, unless they mutually agree and certain other conditions are met (in which event the maximum amount of shares that each can transfer cannot exceed 5 million). Pursuant to the Stockholder Agreement, HCI, the Company, the Class A Holders and S Company will be subject to restrictions on the sale, issuance or other disposition of New PanAmSat shares. During a period after the Closing measured by the shorter of one year and the completion by the Company of

PanAmSat Corporation                  -7-                       April 16, 1997


the refinancing of up to $1.5 billion of indebtedness incurred in connection with the transactions effected pursuant to the Reorganization Agreement and the Exchange Agreement, only the Company will be permitted to sell New PanAmSat shares, and only for the purpose of effecting such refinancing (except that the Company may make reasonable issuances for such purposes as employee plans and acquisitions); provided, that the Class A Holders and S Company will be permitted during such period to sell their New PanAmSat shares to certain permitted transferees and in private transactions with the reasonable consent of HCI. For a period of one year after such exclusive period for sales by the Company ends, the Class A Holders and S Company, but not HCI or the Company (except for such purposes as employee plans and acquisitions) will be permitted to sell New PanAmSat shares. The parties are considering amending the Stockholder Agreement after the Closing to modify the sale restrictions, including permitting the Class A Holders and S Company to sell shares of New PanAmSat stock during the one-year period beginning on the Closing Date. With your permission, we have assumed that there will not exist at the time of the Closing any contract or other binding commitment on the part of the Class A Holders, HCI or S Company to dispose of their shares of Common Stock of New PanAmSat (except as described above with respect to the DTH Option).

PanAmSat Corporation                  -8-                       April 16, 1997


          Our opinion relates to the qualification of the New PanAmSat merger as a tax-free exchange under Section 351 of the Code. Under paragraph (a) of that section, no gain or loss is recognized if property is transferred to a corporation by one or more persons in exchange for stock of the corporation and immediately after the exchange such person or persons are in control of the corporation. This non-recognition rule applies both to the transferors and to the transferee corporation. Under paragraph (b) of that section, if in addition to stock of the transferee corporation money or other property is received in the transaction by the property transferor, gain is recognized by the transferor, but only to the extent of the amount of money and the fair market value of other property received in the exchange.

          In Rev. Rul. 67-448, 1967-2 C.B. 144, P formed S, a wholly-owned subsidiary, solely for the purpose of facilitating the acquisition of all of the stock of T by merger. In the merger, T was the surviving corporation, S stock held by P was converted into 100% of the outstanding T stock and the T stockholders received voting stock of P in exchange for their T stock. Because its existence was transitory, the Internal Revenue Service disregarded the existence of S and treated the transaction as the acquisition by P of all of the stock of T
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PanAmSat Corporation                  -9-                       April 16, 1997


from its stockholders for voting stock, which acquisition qualified as a reorganization under Section 368(a)(1)(B).

          Rev. Rul. 67-448 pre-dates the enactment of Code Section 368(a)(2)(E), which permits a so-called "reverse subsidiary merger" to qualify as a reorganization under Section 368(a)(1)(A) in certain circumstances. However, Rev. Rul. 67-448 continues to apply in cases where Section 368(a)(2)(E) is inapplicable. See, e.g., Rev. Rul. 74-564, 1974-2 C.B. 124, where grandparent stock was used in a reverse merger involving a transitory subsidiary, thus disqualifying the transaction under section 368(a)(2)(E), but qualifying it under section 368(a)(1)(B).

          The rationale of Rev. Rul. 67-448 has been extended to situations outside of the reorganization context. For example, where the consideration received by the T stockholders in the reverse merger is cash, the IRS has held that the transaction should be treated as the purchase of T stock by P for cash. See, e.g., Treas. Reg. (S) 1.338-2(b)(2), Example (2). The IRS has also
---  - -
extended this rationale to qualify
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PanAmSat Corporation                  -10-                       April 16, 1997


transactions as tax-free exchanges under section 351. See, e.g., LTR 8912024 (December 22, 1988)./2/

          On the basis of the foregoing, the merger transaction should be treated as the transfer by the holders of the Class A Common Stock and Common Stock of their shares to New PanAmSat in exchange for the merger consideration -
- either shares of New PanAmSat Common Stock, cash or both.

          Contemporaneously with this transfer, HCI and S Company will also transfer property to New PanAmSat in exchange for New PanAmSat Common Stock and, in the case of S Company, cash.

          Section 351 applies if "one or more transferors" transfer property to a corporation and immediately after the exchange the transferors "control" the corporation. For this



------------------
/2/ In this ruling, the reverse merger was used to establish a holding company structure. T organized a subsidiary P, which in turn organized a second subsidiary S. S merged into T, with T surviving, and the T common stock was converted into P common stock, with the result that T became a subsidiary of P. In the merger, however, outstanding preferred stock of T remained outstanding, so that P was not viewed as acquiring control of T. This disqualified the transaction under both sections 368(a)(1)(B) and 368(a)(2)(E). The Service ruled that the exchange qualified under section 351 as a transfer of the common stock of T by the T stockholders to P in exchange for all of the stock of P.

PanAmSat Corporation                  -11-                       April 16, 1997


purpose, "control" means ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of all other classes of stock. In the present transaction, HCI, S Company and the holders of the PanAmSat Class A Common Stock and Common Stock receiving shares of New PanAmSat in the merger will each be "transferors," and immediately after the transfer they will together own 100% all of the outstanding shares of New PanAmSat.

          Based upon the foregoing, it is our opinion that:

          1. The transfer of the Class A Common Stock and the Common Stock pursuant to the Merger will be a transfer described in section 351 of the Code.

          2. Each holder of Class A Common Stock or Common Stock that receives solely New PanAmSat Common Stock will not recognize gain or loss as a result of the Merger.

          3. Each holder of Class A Common Stock or Common Stock that receives solely cash consideration will recognize gain or loss equal to the difference between the cash consideration (which will include any increase in merger consideration as a result of the Closing occurring after September 20, 1997) and the tax basis of such holder's shares. Such gain or loss, if any, will be long-term capital gain or loss if such Class A Common Stock or

PanAmSat Corporation                  -12-                       April 16, 1997


     Common Stock constitutes a capital asset to such holder and was held for more than one year at the time of the Closing.

          4. Subject to the discussion below concerning fractional shares, each holder of Class A Common Stock or Common Stock who receives both cash consideration and New PanAmSat Common Stock will recognize gain measured by the lesser of (i) the excess, if any, of (x) the sum of the fair market value (at the effective time of the Merger) of the New PanAmSat Common Stock and cash consideration received by such holder over (y) the aggregate tax basis of such holder's shares of Class A Common Stock or Common Stock, and (ii) the cash consideration (which will include any increase in merger consideration as a result of the Closing occurring after September 20,
     1997) received by such holder (not including any cash received in lieu of fractional shares as discussed below). Such gain, if any, will be long-term capital gain if such Class A Common Stock or Common Stock constitutes a capital asset to such holder and was held for more than one year at the time of consummation of the Merger. A loss would not be recognized by such holder.

          5. A holder who holds more than one block of Class A Common Stock or Common Stock (i.e., shares acquired at

PanAmSat Corporation                  -13-                       April 16, 1997


     different times or prices) who receives both cash consideration and New PanAmSat Common Stock will determine the amount of gain recognized and loss not recognized pursuant to the Merger separately with respect to each such block of stock. For this purpose, all of the cash consideration and New PanAmSat Common Stock received by a holder of Class A Common Stock or Common Stock will be allocated proportionately among the blocks of Class A Common Stock or Common Stock surrendered by such holder.

          6. The aggregate tax basis of the shares of New PanAmSat Common Stock received by PanAmSat's stockholders, including the fractional shares deemed to be received (as discussed below), will be the same as the aggregate tax basis of the shares of Class A Common Stock and the Common Stock exchanged therefor (i) increased by the gain recognized (as calculated above) and
     (ii) decreased by the cash consideration received (other than cash received in lieu of fractional shares).

          7. The holding period of the shares of New PanAmSat Common Stock received in the Merger will include the holding period of the shares of Class A Common Stock or Common Stock surrendered therefor, assuming the shares constitute a capital asset to the holder.

PanAmSat Corporation                  -14-                       April 16, 1997


          8. PanAmSat stockholders who receive cash in lieu of fractional shares of New PanAmSat Common Stock will be treated as having received such fractional shares pursuant to the Merger and then as having sold those fractional shares in the market for cash. See Rev. Rul. 66-365,1966-2 C.B.
     116. Such stockholders will recognize gain or loss with respect to such fractional shares in an amount equal to the difference between the tax basis allocated to such fractional shares (as calculated above), and the cash received in respect thereof. Any such gain or loss will be capital gain or loss and will constitute long-term capital gain or loss (assuming the shares constitute a capital asset to the holder) if the holding period of the Class A Common Stock and the Common Stock in exchange for which such fractional shares are deemed issued (as determined above) exceeds one year.

          We disclaim any opinion on any other matter. We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the State of New York and the federal laws of the United States. This opinion is based upon the Code, its legislative history, existing and proposed regulations thereunder, published rulings, pronouncements and court decisions, all as in effect as of the date hereof and all subject to change.

PanAmSat Corporation                  -15-                       April 16, 1997



          We hereby consent to the filing of this opinion as an exhibit to the Registration Statement of which the Proxy Statement is a part.


                                     Very truly yours,

                                     /s/ CHADBOURNE & PARKE LLP

                                     CHADBOURNE & PARKE LLP